

Mail Stop 3030

August 23, 2016

Via E-mail
James M. Corbett
President and Chief Executive Officer
Alphatec Holdings, Inc.
5818 El Camino Real
Carlsbad, California 92008

     Re: **Alphatec Holdings, Inc.**
          Form 10-K for Fiscal Year Ended December 31, 2015
          Filed March 15, 2016
          File No. 000-52024

Dear Mr. Corbett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 40

Year Ended December 31, 2015 Compared to the year Ended December 31, 2014, page 41

1.   We note that you attribute your decline in U.S. revenues in fiscal year 2015 as compared to fiscal year 2014 to a "decline in sales directly to hospitals" and a "decrease in sales to stocking distributors." Please revise future filings to clarify the underlying reasons for material changes to your results of operations. Please also discuss in future filings the extent to which such changes are attributable to changes in price and volume.

Gross Margin, page 42

2.   When you attribute a change in gross margin to a change in product mix, please describe how that mix changed, thus affecting gross margin.

Operating Activities, page 49

3.   Please revise future filings to explain the reasons underlying the disclosed changes to your cash flows. For example, please revise future filings to explain the reasons for the increase to accounts payable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laurie Abbott at (202) 551-8071 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Ebun S. Garner, Esq